6620 West Broad Street Richmond, VA 23230 www.genworth.com

October 7, 2013

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 1, 2013
File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated September 10, 2013 to Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Insurance Liabilities and Reserves, page 120

1.	Given the significance of your long term care business and the adverse impact of continuing low interest rate and adverse health care trends, please provide proposed disclosure of the significant assumptions used to arrive at the December 31, 2012 reserve for long-term care. Further, where assumptions or estimates have changed from 2011 to 2012, discuss the effects on results of operations.

We propose adding the following disclosures in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” related to significant assumptions for our long-term care insurance business and annual changes to those assumptions in our 2013 Annual Report on Form 10-K:

The liability for future policy benefits of our long-term care insurance

Mr. Jim B. Rosenberg

October 7, 2013

products represents the present value of such future benefits, less the present value of future net premiums based on assumptions as to future interest rates, lapse, morbidity and other factors, which are determined and locked in during the year the policies are issued. These reserves are evaluated for potential reserve deficiencies in the aggregate using current assumptions. Currently, the assumptions that have the most significant impact on our margins are morbidity, interest rates and lapse rates. Between 2011 and 2012, our morbidity trends were consistent with our expected experience, whereas our portfolio yield for the assets backing our net U.S. GAAP liabilities declined from 6.3% to 6.0%, which reduced our margins, but did not require us to establish additional reserves, and therefore, did not impact our results of operations. Our expected ultimate lapse rate assumptions were 1.9% or lower, depending on the product, and did not change between 2011 and 2012 because they were consistent with our experience and, therefore, did not impact our results of operations.

The liability for policy and contract claims for our long-term care insurance products represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. We monitor actual experience, and when circumstances warrant, revise our assumptions. The methods of determining such estimates and establishing the reserves are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. We included a declining trend in interest rates in our current reserve assumptions, reflecting investment performance from the continued low interest rate environment, which did not materially impact our reserves in 2012.

Health care experience is a factor we also consider in establishing reserves for our long-term care insurance business, but the cost of health care is not closely correlated to trends in long-term care insurance claim experience. Accordingly, increasing health care costs have not materially impacted our liability for future policy benefits or liability for policy and contract claims.

2.	You strengthened long term care claim reserves by $93 million in 2012, $232 million in 2011 and $276 million in 2010 and assert that the risk of a deterioration in claim experience, as compared to initial pricing assumptions, is “particularly significant” for your long term care insurance. Please tell us the factors you considered in determining the adequacy of the long term care reserve for future policy benefits, which amounted to $16.1 billion at December 31, 2012, and your consideration of ASC 944-60-25 in determining the need for a related premium deficiency reserve at December 31, 2012.

We respectfully note that we currently have the following disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates:”

Mr. Jim B. Rosenberg

October 7, 2013

We regularly review DAC [deferred acquisition costs] to determine if it is recoverable from future income as part of our loss recognition testing. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization, and for certain products, an increase in benefit reserves may be required. For other products, if the benefit reserves plus anticipated future premiums and interest income for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization and potentially an increase in benefit reserves, to address any premium deficiency. The establishment of such a reserve is subject to inherent uncertainty and requires significant judgment and estimates to determine the present values of future premium, estimated gross profits and expected losses and expenses of our businesses. As of December 31, 2012, we believe all of our businesses have sufficient future income where the related DAC is recoverable based on our best estimates of morbidity, mortality, expected premiums, claim loss development, withdrawal or lapse rate, maintenance expense or interest rates expected to occur.

Specifically related to our long-term care insurance business, we regularly review our assumptions and periodically test our future policy benefits for these products, including associated insurance intangibles, for reserve deficiencies in accordance with ASC 944-60-25. The continued low interest rate environment and lower than expected lapse rates have adversely impacted the margins on our long-term care insurance business. As of December 31, 2012, we believed our long-term care insurance business had sufficient future income and our liability for future policy benefits was adequate based on our best estimates of morbidity, interest rates, lapse rates and other factors that we expected to be reasonably possible to occur. Adverse deviations in one or more of these assumptions could result in the establishment of additional benefit reserves. As of December 31, 2012, adverse deviations that we considered reasonably possible did not result in the establishment of additional future policy benefits. For the years ended December 31, 2012, 2011, and 2010, there were no charges to income as a result of our loss recognition testing. Increases in morbidity, interest rate changes and expected lapse rates can significantly impact the margins of our long-term care insurance business. As of December 31, 2012, when we individually tested assumptions using 4% higher morbidity, a 25 basis point lower portfolio yield or a 25 basis point lower lapse rate, our margins would have decreased, but we would not have been required to establish additional future policy benefits.

We respectfully note that we also currently have the following disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” related to the present value of future profits:

We regularly review our assumptions and periodically test PVFP [present value of future profits] for recoverability in a manner similar to our treatment of DAC. As of December 31, 2012, we believe all of our businesses have sufficient future income where the related PVFP is recoverable based on our best estimates

Mr. Jim B. Rosenberg

October 7, 2013

of morbidity, mortality, withdrawal or lapse rate, maintenance expense, premiums and interest rates that are expected to occur.

Continued low interest rates, lower than expected termination rates and resulting higher than anticipated number of claims have impacted the margins on our acquired long-term care insurance business. As of December 31, 2012 and 2011, we had margin of approximately $17 million and $11 million, respectively, on $2,657 million and $2,819 million, respectively, of net U.S. GAAP liability related to our individual and group long-term care insurance products. The risks we face include adverse variations in morbidity, interest rates, lapse and mortality. Adverse variation in one or more of these risks could result in additional amortization of PVFP or the establishment of additional benefit reserves. As of December 31, 2012, adverse variation that we consider reasonably possible would result in an additional charge to income of up to approximately $47 million. However, more adverse variation could result in additional amortization of PVFP or establishment of additional benefit reserves, while any favorable variation would result in additional margin in our PVFP loss recognition analysis and would result in higher earnings recognition over the remaining duration of the in-force block. As of December 31, 2012, we believe all of our other businesses have sufficient future income where the related PVFP would be recoverable under adverse variations in morbidity, mortality, expected premiums, claim loss development, withdrawal or lapse rate, maintenance expense or interest rates that could be considered reasonably possible to occur. For the years ended December 31, 2012, 2011 and 2010, there were no charges to income as a result of our PVFP recoverability testing. See notes 2 and 7 in our consolidated financial statements under “Item 8—Financial Statements and Supplementary Data” for additional information related to PVFP.

Liquidity and Capital Resources, page 198

3.	You disclose on page 201 that your primary US mortgage insurance subsidiary had a risk-to-capital ratio of 36.9:1 at December 31, 2012, which exceeded the maximum regulatory risk-to-capital ratio of 25:1. Thus, you have operated under revocable waivers granted by the NCDOI and other state insurance departments, which can be modified or terminated at their discretion. You disclose in your June 30, 2013 10-Q on page 97 that Genworth Holdings contributed $100 million to GEMICO as part of the Capital Plan and that the risk-to-capital ratio was 23.8:1 at June 30, 2013. Also, you state that your risk-to-capital ratio is expected to remain under pressure and may increase due to future losses. Please provide us proposed disclosure to be included in Management’s Discussion and Analysis in future periodic reports that describes the reasonably likely impact on your future results of operations and financial condition, if the regulatory waivers are revoked. In addition, please clarify if you expect the capital infusions to continue and disclose the effect of the capital infusions on the risk-to-capital ratio.

We propose modifying our disclosures (an underline indicates additions and a ~~strikeout~~ represents deletions) that were included in our Form 10-Q for the quarterly period ended June 30, 2013 in

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October 7, 2013

future filings to describe the reasonably likely impact that the revocation of existing regulatory waivers would have on our future results of operations and financial condition as follows:

In order to retain ongoing operational flexibility to continue writing new business if in the near-term GEMICO’s risk-to-capital ratio were to again rise above the maximum regulatory level of 25:1, we intend to maintain GEMICO’s state regulatory waivers (and equivalents thereto) currently in place and to also maintain its applicable GSE approvals to write business in states where waivers were not granted. These combined actions will enable us to continue operating out of GEMICO under existing waivers and out of alternative mortgage insurance subsidiaries in states where necessary regulatory waiver authority does not exist. ~~These~~GEMICO’s waivers, their equivalents and other approvals remain revocable at the discretion of the applicable regulator or GSE.

GEMICO is currently below the maximum regulatory risk-to-capital requirement and we expect to continue to manage GEMICO’s risk-to-capital ratio to be below the maximum regulatory requirement. As a result, any revocation or failure to extend any of its state regulatory waivers is not expected to have an adverse impact on our results of operations or financial condition. However, if GEMICO exceeded the maximum risk-to-capital level in the future and any state insurance regulator revoked or failed to extend GEMICO’s waiver of the maximum risk-to-capital requirements, GEMICO would be required to cease writing new business in that state unless an alternative source of underwriting capacity acceptable to the regulator and the GSEs is established, such as another insurance subsidiary, or we contribute additional capital to GEMICO to meet its regulatory risk-to-capital requirements. Given the discretionary nature of all of the waivers and approvals, there can be no assurance that any will be continued or extended when required.

New insurance written in North Carolina (and in the 34 states which do not impose their own risk-to-capital requirements where we operate as long as North Carolina permits us to operate) represented approximately 48% and 49%, respectively, of our total new insurance written for the six months ended June 30, 2013 and 2012. New insurance written in the other 10 states currently providing revocable waivers (or the equivalent) of their risk-to-capital requirements represented approximately 37% of total new insurance written for the six months ended June 30, 2013 and 2012.

We continue writing new business through another insurance subsidiary, Genworth Residential Mortgage Assurance Corporation (“GRMAC”), in any other state that prohibits GEMICO from writing new business. As of June 30, 2013, GRMAC wrote business in four states (with one additional state being written out of Genworth Residential Mortgage Insurance Corporation of North Carolina), subject to the approval of applicable insurance regulators and the GSEs and subject to ongoing satisfaction of regulatory requirements. The period during which these entities will continue to meet these requirements will in part

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October 7, 2013

be a function of the level of new business written which in turn will in part be a function of the number of states added to such production, if any. In September 2012, Freddie Mac and Fannie Mae extended their respective approvals through December 31, 2013. Each of the GSEs retains the right to revoke or limit, or may not extend, GRMAC’s status as an eligible insurer, in which event GRMAC would not be able to write any new business. GRMAC’s ability to replace GEMICO as our principal writer of U.S. mortgage insurance (to the extent necessary) is also dependent upon GRMAC continuing to satisfy its own regulatory requirements, which is principally a function of the amount of GRMAC’s statutory capital levels and the amount of new insurance it writes (which is in turn dependent upon the number of states in which GRMAC is writing new business). We cannot be sure that GRMAC will be able to continue to satisfy these requirements. Our future results of operations and financial condition could be adversely impacted if GEMICO exceeds its maximum risk-to-capital requirement and its waivers are revoked, GRMAC is no longer eligible to write new business and we do not contribute additional capital to GEMICO. We continue to discuss our ongoing use of these and other alternative arrangements with our state insurance regulators and the GSEs.

In addition, we propose modifying our disclosures (an underline indicates additions and a ~~strikeout~~ represents deletions) that were included in our Form 10-Q for the quarterly period ended June 30, 2013 in future filings to clarify whether we expect capital infusions to continue and to disclose the effect of such capital infusions on our risk-to-capital ratio as follows:

Historically, we have actively managed the risk-to-capital ratios of our U.S. mortgage insurance business in various ways, including through reinsurance arrangements with our subsidiaries and by providing additional capital support to our U.S. mortgage insurance subsidiaries (including through the contribution of a portion of our common shares of Genworth MI Canada Inc. (“Genworth Canada”) and more recently through the contribution of our European mortgage insurance subsidiaries in January 2013). Our existing intercompany reinsurance arrangements are conducted through affiliated insurance subsidiaries, and therefore, remain subject to regulation by state insurance regulators who could decide to limit, or require the termination of, such arrangements. Any decision to provide additional capital to support the U.S. mortgage insurance subsidiaries is subject to a number of business-related considerations and due diligence actions, including assessing future potential capital transactions, analyzing risk-related scenarios, understanding future U.S. policies relating to housing finance and studying regulatory and competitor activities. Depending on the state of the U.S. economy and housing market along with other factors, there is a range of potential additional capital needs that the U.S. mortgage insurance subsidiaries might require, including some that could be substantial. In this regard, our previously announced capital plan for the U.S. mortgage insurance business (the “Capital Plan”) was completed on April 1, 2013. The Capital Plan consisted of the following actions: (i) transferring ownership of the European mortgage insurance subsidiaries to

Mr. Jim B. Rosenberg

October 7, 2013

GEMICO, which was effective on January 31, 2013; (ii) enabling the future option, under certain adverse conditions, should they occur, to implement a “NewCo” type structure, for the continued writing of new business in all 50 states; and (iii) implementing an internal legal entity reorganization which created a new holding company structure that removed the U.S. mortgage insurance subsidiaries from the companies covered by the indenture governing Genworth Holdings’ senior notes. On April 1, 2013 (immediately prior to the reorganization), Genworth Holdings also contributed $100 million to GEMICO as part of the Capital Plan. While this resulted in a risk-to-capital ratio that is currently below the maximum risk-to-capital requirement, and our long-term goal is to maintain a risk-to-capital ratio at or below 25:1, we cannot be sure that the U.S. mortgage insurance subsidiaries will maintain this. We currently do not have any plans to contribute additional capital to GEMICO. However, if regulatory changes or other business-related considerations indicate a contribution is required and appropriate, we could provide capital to GEMICO through a variety of means, including reinsurance, a third-party capital raise by our U.S. mortgage insurance subsidiaries or asset contribution. Based on GEMICO’s capital as of June 30, 2013, an additional $100 million capital infusion would result in a favorable impact to GEMICO’s risk-to-capital ratio of approximately three points. For a variety of reasons, there is no assurance that we will provide additional capital to support the U.S. mortgage insurance subsidiaries in the future beyond the amounts contributed under the Capital Plan or that we will not provide greater amounts.

Notes to Consolidated Financial Statements

11. Liability for Policy and Contract Claims, page 287

4.	In your US mortgage insurance business, you conduct loss mitigation activities, including workouts, loan modifications, pre-sales, rescissions, curtailments and targeted settlements net of reinstatements, in order to reduce your ultimate claim payment obligations. On pages 109 and 287, you disclose that the loss mitigation activities resulted in a reduction of expected losses of $674 million in 2012 ($601 million related to prior year delinquencies), $567 million in 2011 ($472 million related to prior year delinquencies) and $734 million in 2010 ($540 million related to prior year delinquencies). Please provide us proposed disclosure to be included in future filings to clarify where these amounts are classified in the table on page 287.

We propose modifying our disclosures (an underline indicates additions and a ~~strikeout~~ represents deletions) in future filings to clarify where the amounts included in this comment are classified in the liability for policy and contract claims table in Footnote 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ending December 31, 2013 as follows:

Mr. Jim B. Rosenberg

October 7, 2013

The following table sets forth changes in the liability for policy and contract claims table for the dates indicated:

(Amounts in millions)	2012 ~~(1)~~	2011 ~~(2)~~	2010 ~~(3)~~
Beginning as of January 1	$7,620	$6,933	$6,567
Less reinsurance recoverables	(1,654)	(1,654)	(1,769)

Net balance as of January 1	5,966	5,279	4,798

Incurred related to insured events of:
Current year (1)	3,405	3,562	3,436
Prior years (2)	237	651	799

Total incurred	3,642	4,213	4,235

Paid related to insured events of:
Current year	(1,196)	(1,238)	(1,217)
Prior years	(2,790)	(2,379)	(2,669)

Total paid	(3,986)	(3,617)	(3,886)

Interest on liability for policy and contract claims	153	136	121
Foreign currency translation	12	(17)	11
Other ~~(4)~~(3)	—	(28)	—

Net balance as of December 31	5,787	5,966	5,279
Add reinsurance recoverables	1,722	1,654	1,654

Balance as of December 31	$7,509	$7,620	$6,933

(1)	Current year reserves related to our U.S. Mortgage Insurance segment for the year ended December 31, 2012 were reduced by loss mitigation activities of $73 million, including $70 million related to workouts, loan modifications and pre-sales, and $3 million related to rescissions, net of reinstatements. Current year reserves related to our U.S. Mortgage Insurance segment for the year ended December 31, 2011 were reduced by loss mitigation activities of $95 million, including $88 million related to workouts, loan modifications and pre-sales, and $7 million related to rescissions, net of reinstatements. Current year reserves related to our U.S. Mortgage Insurance segment for the year ended December 31, 2010 were reduced by loss mitigation activities of $194 million, including $186 million related to workouts, loan modifications and pre-sales, and $8 million related to rescissions, net of reinstatements. ~~Loss mitigation actions related to prior year delinquencies resulted in a reduction of expected losses of $601 million for the year ended December 31, 2012, including $574 million related to workouts, loan modifications and pre-sales, and $27 million related to rescissions, net of reinstatements of $31 million.~~
(2)	~~Current year reserves related to our U.S. Mortgage Insurance segment for the year ended December 31, 2011 were reduced by loss mitigation activities of $95 million, including $88 million related to workouts, loan modifications and pre-sales, and $7 million related to rescissions, net of reinstatements.~~ Loss mitigation actions related to prior year delinquencies resulted in a reduction of expected losses in prior year reserves of $601 million for the year ended December 31, 2012, including $574 million related to workouts, loan modifications and pre-sales, and $27 million related to rescissions, net of reinstatements of $31 million. Loss mitigation actions related to prior year delinquencies resulted in a reduction of expected losses in prior year reserves of $472 million for the year ended December 31, 2011, including $434 million related to workouts, loan modifications and pre-sales, and $38 million related to rescissions, net of reinstatements of $84 million. Loss mitigation actions related to prior year delinquencies resulted in a reduction of expected losses in prior year reserves of $540 million for the year ended December 31, 2010, including $390 million related to workouts, loan modifications and pre-sales, and $150 million related to rescissions, net of reinstatements of $175 million.
(3)	~~Current year reserves related to our U.S. Mortgage Insurance segment for the year ended December 31, 2010 were reduced by loss mitigation activities of $194 million, including $186 million related to workouts, loan modifications and pre-sales, and $8 million related to rescissions, net of reinstatements. Loss mitigation actions related to prior year delinquencies resulted in a reduction of expected losses of $540 million for the year ended December 31, 2010, including $390 million related to workouts, loan modifications and pre-sales, and $150 million related to rescissions, net of reinstatements of $175 million~~.
~~(4)~~	The amounts relate to the sale of our Medicare supplement insurance business in 2011. See note 8 for additional information.

Mr. Jim B. Rosenberg

October 7, 2013

19. Insurance Subsidiary Financial Information and Regulatory Matters, page 332

5.	Please provide us the following information related to your captive insurance subsidiaries:

•	The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•	The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives’ obligations. Tell us the nature and amount of the parent holding company’s assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

•	Uncertainties associated with your continued use of captive insurance subsidiaries and the reasonably likely effects on your financial position and results of operations, if you discontinue this practice.

We use captives primarily in our life insurance business to finance excess reserves from Regulations XXX and AXXX and Actuarial Guideline XXXVIII and we also use captives in our long-term care insurance business. We do not use reinsurance or captives for our variable annuity business which is in runoff and we have used captives only on a limited basis in our fixed annuity products. All reserves calculated under U.S. GAAP are fully funded by our U.S. life insurance companies while excess statutory reserves are financed by various diversified third-party funding sources and are non-recourse with only one exception. In that one case, Genworth Holdings, Inc. provides up to $400 million of capital support to one of our Bermuda-based reinsurance subsidiaries with respect to our term life insurance products. Genworth Holdings, Inc. also provides a limited guarantee to our universal life insurance captive structure which was valued at $1 million as of December 31, 2012. All of our entities are structured to meet the requirements of, and are approved by, various U.S. domestic insurance regulators.

Our U.S. domiciled life insurance companies have entered into reinsurance agreements to cede certain term and universal life insurance statutory reserves to our U.S. captive life reinsurance subsidiaries on a coinsurance, funds withheld or modified coinsurance basis. These statutory reserves are, in turn, funded first with available cash and invested assets and then through the issuance of surplus notes (non-recourse funding obligations) to third parties or are secured by third-party letters of credit or excess of loss reinsurance.

As of December 31, 2012, our U.S. captive life reinsurance subsidiaries assumed reserves of $988 million on a U.S. GAAP basis from our U.S. domiciled life insurance companies. As of December 31, 2012, the ceded reserves were secured by collateral totaling $5.8 billion, including letters of credit, assets held in trusts from the issuance of surplus notes to third parties, funds held and modified coinsurance assets held by our U.S. domiciled life insurance companies.

The reinsurance transactions between our U.S. domiciled life insurance companies and our U.S. captive life reinsurance subsidiaries eliminate in the consolidation of Genworth Financial, Inc.’s

Mr. Jim B. Rosenberg

October 7, 2013

financial statements. Our U.S. captive life reinsurance subsidiaries do not assume reinsurance from third parties to whom we cede policies; accordingly, there is no impact on our consolidated financial statements other than funding costs and costs to restructure the reinsurance in these subsidiaries. The pre-tax costs associated with the surplus notes and letters of credit recorded as interest expense totaled $57 million for the year ended December 31, 2012.

We also have several Bermuda-based insurance subsidiaries which were established to assume reinsurance from our U.S. domiciled life insurance companies in order to relieve statutory capital strains, manage capital levels and increase ordinary dividend flexibility of those companies. Our U.S. domiciled life insurance companies have entered into reinsurance agreements with these entities to cede certain long-term care insurance business, term and universal life insurance and annuity business.

As of December 31, 2012, our Bermuda-based insurance subsidiaries assumed reserves on a U.S. GAAP basis from our U.S domiciled life insurance companies of $7.3 billion, including long-term care coinsurance with funds withheld, universal life modified coinsurance and term life coinsurance, with long-term care insurance reserves representing the majority of our Bermuda-based insurance subsidiary’s reserve exposures. Collateral supporting these assumed reserves totaled $10.3 billion, comprised of funds withheld and modified coinsurance assets as of December 31, 2012. The reinsurance transactions between our U.S. domiciled life insurance companies and our Bermuda-based insurance subsidiaries eliminate in the consolidation of Genworth Financial, Inc.’s financial statements. Our Bermuda-based insurance subsidiaries do not assume reinsurance from third parties to whom we cede policies; accordingly, there is no impact on our consolidated financial statements.

From time to time, we have restructured some of the reinsurance within our captives to modify terms, improve statutory capital or reduce overall funding costs. We have previously disclosed these activities in our Form 10-K for the year ended December 31, 2012 as follows:

During the three months ended September 30, 2012, as part of a life block transaction, we acquired $270 million of non-recourse funding obligations issued by [one of our Bermuda-based captive life reinsurance subsidiaries], which were accounted for as redemptions of our non-recourse funding obligations and resulted in a U.S. GAAP after-tax gain of approximately $21 million. The life block transaction also resulted in higher after-tax amortization of deferred acquisition costs of $25 million reflecting loss recognition associated with a third-party reinsurance treaty plus additional expenses. The combined transactions resulted in a U.S. GAAP after-tax loss of $6 million in the three months ended September 30, 2012 which was included in our U.S. Life Insurance segment.

In January 2012, as part of a life block transaction, we acquired $475 million of our non-recourse funding obligations issued by [another U.S. captive life reinsurance subsidiary] which were accounted for as redemptions of our non-recourse funding obligations and resulted in a U.S. GAAP after-tax gain of approximately $52 million. In connection with this life block transaction, we ceded certain term life insurance policies to a third-party reinsurer resulting in a U.S. GAAP after-tax loss, net of amortization of deferred acquisition costs, of $93

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October 7, 2013

million. The combined transactions resulted in a U.S. GAAP after-tax loss of approximately $41 million in the three months ended March 31, 2012 which was included in our U.S. Life Insurance segment.

Uncertainties associated with our continued use of U.S. and Bermuda-based captive life reinsurance subsidiaries are primarily related to potential regulatory changes and on-going costs. If we were to discontinue our use of captive life reinsurance subsidiaries to finance statutory reserves subject to Regulations XXX and AXXX and Actuarial Guideline XXXVIII, the reasonably likely impact would be increased costs related to alternative financing, such as third-party reinsurance or letters of credit, and potential reductions in or discontinuance of new term or universal life insurance sales. In addition, our letters of credit and excess of loss agreements are subject to renewal at various points in time, the terms of which may result in higher financing costs, or which may or may not be available at all, in the future.

Given the capital levels that we were holding in those companies at the end of 2012, if we were to repatriate the long-term care insurance business into our U.S. domiciled life insurance company, we would anticipate a minimal impact to the U.S. life insurance company risk-based capital ratio. If we were to discontinue our use of affiliated Bermuda-based reinsurance companies all together, the reasonably likely impact would be increased costs related to alternative financing of life insurance reserves, such as third-party reinsurance. In addition, we cannot be certain that affordable alternative financing would be available at that time.

During 2012, the NAIC began a review of the insurance industry’s use of captive life reinsurance subsidiaries and of affiliated off-shore reinsurance companies and is considering changes to the regulation. We are currently unable to predict the ultimate outcome of the NAIC’s review, although we currently believe additional statutory financial statement disclosures may be required.

Form 10-Q for the Quarterly Period Ended June 30, 2013

(11) Condensed Consolidating Financial Information, page 73

6.	Please refer to your disclosure in Note 1 that the issuer, Genworth Holdings, Inc., is wholly owned by New Genworth. Please confirm that by wholly-owned you mean 100% owned as required by Rule 3-10(c) of Regulation S-X, and propose revised disclosure to be included in future periodic reports. Otherwise, tell us why you do not provide separate financial statements for the issuer. Also, please address the disclosure requirements in Rule 3-10(i)(9) and (i)(10) of Regulation S-X and provided proposed disclosure, as applicable.

In response to the Staff’s comment, we confirm that the term “wholly-owned” referred to above means that Genworth Holdings, Inc. is 100% owned (as that term is defined in Rule 3-10(h)(1) of Regulation S-X) by Genworth Financial, Inc., or New Genworth.

Accordingly, we will modify our disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) in Note 1 to our condensed consolidated financial statements beginning in our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 as follows:

Mr. Jim B. Rosenberg

October 7, 2013

Genworth Holdings, Inc. (“Genworth Holdings”) (formerly known as Genworth Financial, Inc.) was incorporated in Delaware on October 23, 2003. On April 1, 2013, Genworth Holdings completed a holding company reorganization pursuant to which Genworth Holdings became a direct, 100% owned ~~wholly-owned~~ subsidiary of a new public holding company it had formed. The new public holding company was incorporated in Delaware on December 5, 2012, in connection with the reorganization, under the name Sub XLVI, Inc., and was renamed Genworth Financial, Inc. upon the completion of the reorganization.

With regard to the disclosure requirements in Rules 3-10(i)(9), 3-10(i)(10) and 4-08(e)(3)(i) of Regulation S-X, we respectfully note that Footnote 19 to the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Current Report on Form 8-K, filed on May 30, 2013 (filed in part to revise the audited consolidated financial statements to include the guarantor footnote disclosure required by Rule 3-10 of Regulation S-X following our holding company reorganization) discloses limitations on the ability of our insurance company subsidiaries to pay dividends to their parent companies without regulatory approval. These restrictions by their terms are based on the results of operations of such insurance company subsidiaries as of the end of the most recent fiscal year and, therefore, the restrictions on the payment of dividends by such subsidiaries remain unchanged as of each quarter end. The amount of dividends paid by the insurance company subsidiaries historically has been and going forward will be updated in each of our Quarterly Reports on Form 10-Q under the heading “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Genworth–holding company.”

We propose to include the following disclosure required by Rule 4-08(e)(3)(ii) of Regulation S-X in our next Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013, and thereafter in Footnote 19 to our audited consolidated financial statements included in our Annual Reports on Form 10-K:

Our insurance company subsidiaries are restricted by state and foreign laws and regulations as to the amount of dividends they may pay to their parent without regulatory approval in any year, the purpose of which is to protect affected insurance policyholders, depositors or investors. Any dividends in excess of limits are deemed “extraordinary” and require approval. Based on estimated statutory results as of December 31, 2012, in accordance with applicable dividend restrictions, our subsidiaries could pay dividends of approximately $1.1 billion to us in 2013 without obtaining regulatory approval, and the remaining net assets are considered restricted. While the $1.1 billion is unrestricted, we do not expect our insurance subsidiaries to pay dividends to us in 2013 at this level as they retain capital for growth and to meet capital requirements and desired thresholds. As of December 31, 2012, Genworth Financial’s and Genworth Holdings’ subsidiaries had restricted net assets of $15.4 billion and $16.7 billion, respectively.

Mr. Jim B. Rosenberg

October 7, 2013

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We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Martin P. Klein at (804) 662-2451 or Kelly L. Groh at (804) 281-6321.

Sincerely,

/s/ Martin P. Klein	/s/ Kelly L. Groh
Martin P. Klein	Kelly L. Groh
Executive Vice President and	Vice President and Controller
Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:

Frank Wyman, Staff Accountant, U.S. Securities and Exchange Commission

Mary Mast, Senior Staff Accountant, U.S. Securities and Exchange Commission

Thomas J. McInerney, President and Chief Executive Officer, Genworth Financial, Inc.